UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-35400

JUST ENERGY GROUP INC.

(Translation of registrant’s name into English)

6345 Dixie Road, Suite 200

Mississauga, Ontario, Canada L5T 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) amends the Form 6-K filed with the Securities and Exchange Commission on February 7, 2019 (the “Original Report”) of Just Energy Group Inc. (the “Registrant”), in order to file amendments to the documents listed below under the heading “Exhibit Index,” which are filed herewith as Exhibits 99.1 and 99.2.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Report or modify or update the disclosure contained in the Original Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This Amendment No. 1 contains the Registrant’s restated consolidated interim financial statements as at December 31, 2018 and for the three and nine months ended December 31, 2018 and 2017, which replaces and supersedes such financial statements set forth in the Original Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements (Unaudited) for the Three and Nine Months Ended December 31, 2018 and 2017.

99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Dated: August 14, 2019	By:	/s/ Jim Brown
	Name:	Jim Brown
	Title:	Chief Financial Officer